Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Puraclenz Holdings, Inc.
P.O. Box 733
Old Greenwich, CT 06870
www.puraclenz.com

Up to $1,070,000.00 in Class B Non-Voting Common Stock at $8.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Puraclenz Holdings, Inc.
Address: P.O. Box 733, Old Greenwich, CT 06870
State of Incorporation: DE
Date Incorporated: December 29, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 1,250 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 133,750 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $8.00
Minimum Investment Amount (per investor): $248.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family: Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird: Invest within the first week and receive 10% bonus shares.

Early Bird Bonus: Invest within the first 2 weeks and receive 5% bonus shares.

Volume

Invest $500+: Receive 30% off first purchase (up to $150 retail value)

Invest $1,000+: Receive 1 FREE P750 Purifier ($299 retail value)

Invest $5,000+: Receive 5% bonus shares + Receive 2 FREE Purifiers of your choice (up to $999 retail value)

Invest $10,000+: Receive 7% bonus shares + Receive 3 FREE Purifiers of your choice (up to $1,499 retail value)

Invest $25,000+: Receive 10% bonus shares + Receive 4 FREE Purifiers of your choice (up to $1,999 retail value)

Invest $50,000+: Receive 15% bonus shares + Receive 6 FREE Purifiers of your choice (up to $2,999 retail value)

Invest $100,000+: Receive 20% bonus shares + Receive 8 FREE Purifiers of your choice

(up to $4,999 retail value)

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Puraclenz Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.00 / share, you will receive 10 additional shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Puraclenz Holdings, Inc. develops, manufactures, and markets its proprietary air purification products to businesses and consumers worldwide. Puraclenz is more than just an air purifier. Puraclenz is scientifically proven to be 99% effective in reducing airborne viruses and bacteria. Puraclenz also cleans exposed surfaces in your home or office. Our patented revolutionary design provides 24/7 cleaning coverage with very low energy consumption and is certified safe to use around children and pets. Unlike other ionic purifiers, Puraclenz generates no fumes, is certified ozone free and does not generate harmful chemicals. Laboratory studies show that Puraclenz also combats mold. Welcome to the future of clean.

Puraclenz sells 5 SKUs in the market: P3000, P1500, and P750 Air & Surface Purifiers, and R0001 and R0002 replacement parts, Pre-Filter and Cell, respectively.

Corporate Structure

Puraclenz Holdings, Inc. is the parent corporation of Puraclenz LLC, which is a wholly-owned subsidiary. Puraclenz LLC is the operating entity that was formed on June 25, 2020. The Company later formed Puraclenz Holdings, Inc. on December 29, 2021.

All investors in this Reg CF offering will become shareholders of Puraclenz Holdings, Inc., which will be the sole member of Puraclenz LLC.

The funds raised from this Reg CF offering and received by Puraclenz Holdings, Inc. will flow to Puraclenz LLC on an as-needed basis.

Intellectual Property

The Company's patent portfolio is assigned to Puraclenz LLC. The patent portfolio protects the advanced photocatalyst design that is the cornerstone of Puraclenz's competitive advantage to generate the largest density of positive and negative ions in the market with zero ozone. The worldwide patent portfolio includes 4 issued patents and 6 other pending patents as follows. Patents are issued in the USA, China, Japan, and Macau. Pending patents have been filed in UAE, India, Canada, South Korea, and European Patent Organization.

Puraclenz has developed proprietary trade secrets that allow our products to produce the highest density of photocatalytic oxidation (PCO) generated ozone-free ions in the marketplace. Each of these proprietary trade secrets used in our manufacturing process provides an unprecedented competitive advantage and ensures that Puraclenz remains the most technologically advanced PCO air and surface purification design available. The PCO process utilizes a metal-oxide coating irradiated by specific wavelengths of UV light to sustain an electrochemical process resulting in a complex formulation of ionized compounds being released into the airstream. The success of this process is heavily dependent upon the precise formulation of the PCO coating, of which Puraclenz has tested over 200 experimental formulations. In addition to the exact chemical formulation used, the manufacturing process to apply the coating is critical to achieving high ion generation performance. The scientific understanding Puraclenz has acquired through this development is the difference between producing 30,000 ions/cm3 and 300,000 ions/cm3 with the same Puraclenz patented catalyst design.

Competitors and Industry

Market Size

The global air purification market is estimated to grow to $22.8 billion by 2028 with a Compound Annual Growth Rate of 10%.

Source: https://www.globenewswire.com/en/news-release/2021/05/07/2225454/28124/en/Global-22-8-Billion-Air-Purifier-Market-to-2028-with-COVID-19-Impact-Analysis.html

Competitors

There are numerous companies and technologies competing in the Interior Air Quality (IAQ) sector that use various technologies including UV light-based systems, hydrogen peroxide, negative ionizers, bipolar ionizers, PCO, HEPA, and various hybrid versions of the above. Prices range from $125,000 for UV Robots to $99.99 for small HEPA products. Most competitors' products are considered "passive" devices that pull air from the interior space into their purifier, then pass it through a filter or purification technology and push the treated air back into the same indoor space. Such passive systems, only treat the air that passes through their device, can be much less energy efficient, require expensive filters to be changed regularly, and do not clean surfaces. Puraclenz is the lowest cost professional-grade system.

Puraclenz products are "active systems" that generate and distribute an exceptionally high volume of positive and negative ion clusters into interior spaces, thereby filling every nook and cranny with ions for the continuous disinfection of viruses, bacteria, mold, and allergens. Puraclenz's ionization technology works differently than passive-based systems that rely on air changes to pull air in and push it through HEPA filters and back into an interior space that limits square foot coverage.

The unique competitive advantage of Puraclenz products is their ability to produce more ions than most other products in the market with zero ozone – resulting in a very high density of ions that provide safe, continuous, and proactive disinfection of large interior spaces.

The following is a list of some Puraclenz's competitors selling to business customers by technology type:

1. HEPA filtration - Molekule, Fellowes, Dyson and Delios.

2. Bipolar Ionization - Atmos Air, Air Oasis and Active Pure.

Current Stage and Roadmap

Puraclenz has generated over $700,000 in revenue since it started selling products in May 2021. The Company currently sells 5 SKUs through 4 channels of distribution in the USA, Canada, and Mexico. In the USA, Puraclenz sells air purification equipment direct to home and business customers from Puraclenz.com and in bulk through its team of sales reps and network of distributors. Puraclenz has master distributor agreements for Canada and Mexico.

In 2022, Puraclenz plans to introduce 4 more SKUs that combine our patented Next-Gen PCO technology with True HEPA to create the most complete air purifier in the market. In addition, Puraclenz plans to expand worldwide distribution in Europe, Japan, India, and GCC in the Middle East.

The Team

Officers and Directors

Name: Christopher Dooley

Christopher Dooley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Co-Founder
  Dates of Service: June 25, 2020 - Present
  Responsibilities: Lead Sales, Marketing, Operations, and Finance. Mr. Dooley is paid $1 per year as a base salary plus an annual 2% cash bonus on revenue generated. His primary compensation is through equity.

Other business experience in the past three years:

- **Employer:** Product Spring LLC
  Title: President
  Dates of Service: July 01, 2009 - Present
  Responsibilities: Lead Sales, Marketing, Operations, and Finance. Mr. Dooley is part-time at Product Spring LLC, working 4-6 hours per week.

Name: F. Wendell Minnick

F. Wendell Minnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman & Co-Founder
  Dates of Service: June 25, 2020 - Present
  Responsibilities: Lead Investor Relations. Wendell receives a consulting fee of approximately $8,000 per month and equity compensation stock grants that vest monthly. Wendell works 50-55 hours per week for Puraclenz.

Other business experience in the past three years:

- **Employer:** CEO
  Title: Advanced Energy Holdings, LLC
  Dates of Service: June 01, 2011 - Present
  Responsibilities: Advanced Energy Holdings is an inactive holding company of which Wendell owns stock or stock options in his name only.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company, also referred to as “we”, involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Non-Voting Common Stock in the amount of up to $1.07 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and less than $600,000 in sales in seven months since its product launch in May of 2021. If you are investing in this company, it's because you think that Puraclenz has developed good products and that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property

portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any

significant disruption in service on Puraclenz or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Puraclenz could harm our reputation and materially negatively impact our financial condition and business.

Highly Competitive Landscape:
The IAQ (interior air quality) purification market is exploding with many options available to businesses and consumers. There are numerous companies and technologies competing in this market sector using various technologies including Ultraviolet (UV) light-based systems, Hydrogen Peroxide sprays, Negative Ionizers, Ozonators, and various forms of Photocatalytic Oxidation (PCO) based devices similar to Puraclenz and hybrid versions of all of the above. Prices range from $150,000 for UV Robots to $99.99 for smaller HEPA products with a limited range of performance. Most of these systems are considered "passive" in that they pull air from the interior space into their system, pass it through a filter of some sort (HEPA), and then push it back out into the same interior space. Such passive systems are considered energy inefficient, require regular filter monitoring and replacement, and do not adequately address both air and surface contaminants in the areas being treated. Despite the proprietary advanced technology of the Company, it is possible that competitors with significantly more working capital could make it difficult for Puraclenz to secure market share.

Dependency on CEO - Management Leadership:
The Company currently relies extensively on the leadership of its CEO, Chris Dooley, for product design, development, marketing, and manufacturing. Although Chris has committed to provide the majority of his time to serve as CEO of Puraclenz, the Company does not currently have personnel who could fill his shoes if he were to leave the Company. Although Chris is young and healthy, he has many active patents protecting many products that he has invented and that he continues to support. Despite the fact that the Company is committed to expanding its leadership team to include experienced executives with strong engineering and supply chain management backgrounds, it is possible that replacing Chris Dooley will be difficult in the early stages of the Company's business operations.

Undercapitalized Company
The Company started its business with a small amount of working capital and found it difficult to meet its revenue targets. Despite the confidence of Puraclenz management that a minimum raise of $1 million is sufficient to generate sufficient revenue to achieve profitability and positive cash flow, there are considerable headwinds from the competition with greater financial resources that could make it difficult for Puraclenz to achieve its financial projections.

Global Supply Chain Risk due to the Pandemic
Puraclenz may be subject to increased product and transportation costs due to global supply chain problems caused by the pandemic. The Company has already had to

airship much of its initial product to New York and California to meet deadlines promised to distributors which resulted in reducing product gross profit margins. In addition, the price of some components used to make Puraclenz have increased dramatically, especially microchips and critical electronic components. Although this supply chain issue may be temporary, it is clearly a valid indication of the risks related to manufacturing products in China and other foreign countries.

Puraclenz business is not diversified; limited to single technology:
The Company's business is principally limited to adapting its sole technology to serve various markets in different product applications. Despite its growing Intellectual Property portfolio, Puraclenz's dependence on a single technology may limit its ability to adapt to changing business and market conditions.

The China Issue:
Relations with China could have an impact on the Company in the near and long term. If for some reason the China-US trade environment results in tariffs or other quota/availability issues become excessive, the Company would move the final production assembly/operations to Vietnam where Company management has existing relationships with potential suppliers. The Company is also researching potential supply arrangements with companies in Malaysia, Mexico, and the US. A key business factor that supports the business plan of the Company is the low cost of goods sold (COGS), which is currently around $90 landed in the US depending on the cost of transportation (gross profit margin of approximately $200 per Puraclenz unit).

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Dooley	508,200	Class A Voting Common Stock	19.5%
Christopher Dooley	71,524	Seed 2 Preferred Stock	
Christopher Dooley	56,466	Unknown	
Christopher Dooley	278,426	Class C Non-Voting Common Stock	
F. Wendell Minnick	450,000	Class A Voting Common Stock	22.0%
F. Wendell Minnick	195,411	Pre-Seed Preferred Stock	
F. Wendell Minnick	9,411	Unknown	
F. Wendell Minnick	111,370	Class C Non-Voting Common Stock	
F. Wendell Minnick	9,411	Seed 2 Preferred Stock	

The Company's Securities

The Company has authorized Class A Voting Common Stock, Pre-Seed Preferred Stock, Seed 1 Preferred Stock, Seed 2 Preferred Stock, Class B Non-Voting Common Stock, Class C Non-Voting Common Stock, Seed 3 Preferred Stock, and Seed 1 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 133,750 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 958,200 outstanding.

Voting Rights

Class A Common Holders are entitled to one (1) vote for each share of Class A Common Stock.

Material Rights

Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Pre-Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 798,711 outstanding.

Voting Rights

1 vote per share.

Material Rights

Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 1 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 844,662 outstanding.

Voting Rights

1 vote per share of Seed 1 Preferred Stock.

Material Rights

Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 2 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 324,378 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 175,684 shares to be issued pursuant to outstanding warrants.

Class B Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Class C Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 742,469 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 3 Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights will be determined by the Board of Directors.

Material Rights

Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 1 Convertible Note

The security will convert into Seed 1 preferred stock and the terms of the Seed 1 Convertible Note are outlined below:

Amount outstanding: $75,000.00
Maturity Date: May 31, 2022
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Automatic Conversion if Puraclenz achieves $1M in gross sales of products or Voluntary Conversion by the note holder; Puraclenz has the right to pay the Note

Material Rights

There are no material rights associated with Seed 1 Convertible Note.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of this offering, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Pre-Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,307,223.67
  Number of Securities Sold: 798,711
  Use of proceeds: Technology and distribution network acquisition
  Date: January 07, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,442,221.71
  Number of Securities Sold: 844,662
  Use of proceeds: Inventory, Product Development, Marketing, Working Capital
  Date: June 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Seed-1 Convertible Notes
  Final amount sold: $75,000.00
  Use of proceeds: Converts to Class C Shares - Working Capital
  Date: December 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 958,200
  Use of proceeds: Class A Shares - Company founder stock
  Date: June 25, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Seed-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $395,000.00
  Number of Securities Sold: 148,694
  Use of proceeds: Working Capital
  Date: January 19, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Seed-2 Secured Notes
  Final amount sold: $933,395.36
  Use of proceeds: Seed-2 Note secured by Inventory in USA Warehouse
  Date: January 19, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Seed-2 Preferred Stock Warrants
  Type of security sold: Equity
  Final amount sold: $466,697.68
  Number of Securities Sold: 175,684
  Use of proceeds: Working Capital
  Date: January 19, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Class C Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 567,737
Use of proceeds: Equity Compensation Pool for Employees
Date: January 19, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Puraclenz started selling products in May 2021 and had seven months of revenue for fiscal year 2021 of $595,844 compared to $0 in fiscal year 2020. At the end of 2021, Puraclenz also started selling in Canada and Mexico through its master distributors. We believe that the U.S. is the most important market for us to demonstrate success in the air purification product category, so we spent the vast majority of our marketing and sales efforts to build revenue growth in the U.S.

Cost of Sales

Cost of sales in 2021 was $294,504, an increase of the same amount from costs of $0 in fiscal year 2020. The increase was due to the fact that Puraclenz just started selling products in May 2021.

Gross Margins

Gross profit as a percentage of revenue was 50.5% in 2021, an increase of $301,340 from a gross profit of $0 in 2020. This improved performance was caused by Puraclenz starting business-to-business and direct-to-customer sales in May 2021 and August 2021 respectively.

Expenses

Total operating expenses in 2021 were $1,496,748, up $1,302,413 from expenses of $194,335 in 2020. This increase was due to $279,415 in additional marketing spend, primarily related to the 2021 marketing campaign. $105,709 of the increase is from research and development. The remaining increase is primarily related to increased wages and professional fees.

Historical results and cash flows:

The Company is currently in the production stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Puraclenz is now selling more products through its expanding distribution channels. Past cash was primarily generated through equity investments and loans. Our goal is to further expand U.S. distribution channels to increase revenue generation. In addition, the company plans to expand worldwide distribution through master distributor relationships in Europe, Japan, India and Southeast Asia.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2021, the Company had $63,487 cash on hand. On January 19, 2022, Puraclenz concluded its Seed 2 offering which has raised an additional $205,000 in cash contributions in fiscal year 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. The company has a strong history of raising capital when needed. In addition, Puraclenz owns a large amount of finished goods inventory that has been fully paid for and is being converted to revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The company has a strong history of raising capital when needed. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three months assuming we raise no other capital from other offerings. This is based on a current monthly burn rate of $50,000 for expenses related to salaries, marketing, R&D, inventory, and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 16 months assuming we raise no other capital from other offerings. This is based on a current monthly burn rate of $50,000 for expenses related to salaries, marketing, R&D, inventory, and operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including follow-on Regulation Crowdfunding and Regulation A offerings.

Indebtedness

- **Creditor:** Seed-1 Convertible Notes
  Amount Owed: $75,000.00
  Interest Rate: 8.0%
  Maturity Date: May 31, 2022

- **Creditor:** Seed-2 Secured Promissory Noteholders
  Amount Owed: $858,395.00
  Interest Rate: 8.0%
  Maturity Date: November 30, 2023

Related Party Transactions

- **Name of Entity:** Product Spring LLC
  Names of 20% owners: Christopher Dooley
  Relationship to Company: CEO, Director, and 20% Owner
  Nature / amount of interest in the transaction: Product Spring LLC, owned by Christopher Dooley, loaned money to Puraclenz LLC totaling $342,995.66. Puraclenz LLC has repaid Product Spring $2,995.66 a portion of this loan

bringing the total amount due product spring to $340,000.
Material Terms: To settle this Loan amount due, the following transactions have occurred: 1. Product Spring is now a Seed-2 noteholder in the amount of $300,000. As part of the Class D (Seed-2) Noteholder offering, Product Spring received Class D Preferred Stock Warrants at the same offering terms as the other Class D Noteholders. 2. Christopher Dooley became a Seed-2 member with a capital contribution of $40,000 to receive Class D preferred stock at the same terms as the other Class D shareholders.

Valuation

Pre-Money Valuation: $29,698,766.62

Valuation Details:

Puraclenz is led by a very experienced management team that has developed a unique proprietary product line for the fast-growing air purification market. After acquiring the intellectual property of the core technology including the worldwide patent portfolio, a new line of Puraclenz products has been developed, laboratory tested, manufactured, marketed, and sold in the USA, Canada, and Mexico with thousands of installations. Puraclenz believes its proprietary technology offers a unique competitive advantage due to its ability to proactively destroy dangerous pathogens mid-air and on surfaces.

Key factors acting as tailwinds to support this valuation include:

(a) Proven management leadership with decades of strong sector experience in consumer and B2B markets where they previously generated millions of revenue and developed over 20 patent-to-market products.

(b) Since starting sales in May 2021, the Company has generated over $700,000 in revenue as of February 1, 2022 with at least 20% USA sales growth each month during the past three months (Nov. 2021 thru Jan. 2022).

(c) Puraclenz is selling five SKUs in the USA, Canada, and Mexico. Company owns all production tooling to continue manufacturing large quantities of these items. All products have already passed safety certifications to be sold in the USA, Canada, Mexico, parts of Europe (CE mark), and some countries in Asia (CB mark).

(d) Issued patents in USA, Japan, and China. Pending patents in India, Canada, Korea, UAE, European Patent Organization. The Company's patent portfolio protects the advanced PCO design and mass production process uses trade secrets that allow Puraclenz purifiers to produce an extraordinarily high density of ions providing an unprecedented competitive advantage in the marketplace with certified zero ozone.

(e) Large $11 billion global market for air purification devices for home and business that is rapidly growing at 10% CAGR.

(f) Puraclenz trademarks in the USA, Canada, and Mexico. Company owns Puraclenz URLs in the USA, Canada, India, and Mexico.

(g) Extensive independently conducted efficacy tests of Puraclenz products in US Laboratories proving their effectiveness against dangerous viruses, bacteria, and mold.

(h) As of February 1, 2022, the company owns finished goods inventory with a retail value of over $3.978 million and work-in-progress inventory with a book value of $181,173.

Molekule is a direct competitor to Puraclenz addressing the same air purification market that sells to homes and businesses. Molekule focused on Silicon Valley VC firms to raise $119.4M over six rounds in exchange for 62.8% external ownership of the company to 19 external investors. Their last "pre-revenue" round raised $10 million at a pre-money valuation of $14.9 million followed by raising $25 million during their first year of revenue at a pre-money valuation of $95 million. This compares to Puraclenz that is its first year of revenue using a pre-money valuation of $29.7 million.

Disclaimers:

Any valuation at this stage is difficult to assess. The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock, and (ii) all outstanding warrants and other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  Advertising expenses including online media costs to build brand awareness, promote Reg CF campaign, and generate revenue for direct-to-consumer and business sales.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  38.3%
  Marketing expenses to generate advertising content including graphic design, photography, and video shoots. Advertising expenses including online media costs to build brand awareness, promote Reg CF campaign, and generate revenue for direct-to-consumer and business sales.

- *Research & Development*
  36.5%
  The company will be developing and commercializing 3 new product SKUs that will require R&D expenses to support this effort. This includes filing additional patents, developing coating trade secrets to improve ion generation, building tooling to support mass production, passing Quality Assurance certifications for safety compliance, and conducting independent laboratory tests that prove efficacy against pathogens.

- *Inventory*
  21.7%
  Puraclenz will build an inventory of our new C-series products to support our planned revenue growth. This inventory cost includes manufacturing costs to build the products and logistics costs to ship the products to our warehouse.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.puraclenz.com (https://www.puraclenz.com/pages/privacy).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/puraclenz

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Puraclenz Holdings, Inc.

[See attached]

PURACLENZ HOLDINGS, INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (DECEMBER 29, 2021)
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Puraclenz Holdings, Inc.
New Canaan, Connecticut

We have reviewed the accompanying financial statements of Puraclenz Holdings, Inc. (the "Company,"), which comprise the balance sheet as of Inception (December 29, 2021), and the related statement of operations, statement of members' equity (deficit), and cash flows for the periods as of Inception (December 29, 2021) and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 24, 2021
Los Angeles, California

PURACLENZ HOLDINGS, INC

BALANCE SHEET

(UNAUDITED)

(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	-
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	-
Non-Current Liabilities:	
Loans	-
Total liabilities	-
STOCKHOLDERS' EQUITY	
Common stock	-
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

PURACLENZ HOLDINGS, INC

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception	December 29, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Common Stock	Retained Earnings	Total Stockholders' Equity
Inception date (December 29, 2021)	$ -	$ -	$ -
Issuance of comon stock	-	-	-
Net income/(loss)	-	-	-
Balance—December 29, 2021	$ -	$ -	$ -

See accompanying notes to financial statements.

As of Inception	December 29, 2021	
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of period		-
Cash—end of period	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Puraclenz Holdings, Inc. (the "Company") is a corporation organized on December 29, 2021 under the laws of Delaware. The financial statements of Puraclenz Holdings,, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Old Greenwich, Connecticut.

Puraclenz Holdings, Inc was formed to become a Top Corporation for Puraclenz LLC. Puraclenz is the next generation of indoor air purification. Puraclenz uses an internal UV light that reflects onto a patented titanium catalyst to generate an extraordinarily high density of positive and negatively charged ions that cling to and actively deactivate pathogens midair and on exposed surfaces.

2. GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 29, 2021 (inception), the Company has not established a deposit account with a financial institution.

Organizational costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

As of December 29, 2021, the Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sales of products to customers.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Connecticut state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 29, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2022, which is the date the financial statements were issued

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

4. DEBT

As of December 29, 2021, the company currently has no debt.

5. SHAREHOLDERS' EQUITY (DEFICIT)

The Company has authorized 1,000 shares of Common Stock at no par value. As of December 29, 2021 (inception), no shares were issued or outstanding.

6. RELATED PARTIES

As of December 29, 2021, there are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 29, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

Management's Evaluation

Subsequent to December 29, 2021 (inception), the Company is the Corporate Conversion documents to make Puraclenz LLC a subsidiary of Puraclenz Holdings Inc.

Management has evaluated subsequent events through February 24, 2022, the date the financial statement was available to be issued.

On February 23, 2022, the Company amended its articles of incorporation to authorize the issuance of 958,200 shares of Class A Voting Common Stock at $0.00001 par value per share, 2,000,000 shares of Class B Non-Voting Common at $0.00001 par value per share, 2,000,000 shares of Class C Non-Voting Common Stock at $0.00001 par value per share, 798,711 shares of Pre-Seed Preferred Stock at $0.00001 par value per share, 888,588 shares of Seed 1 Preferred Stock at $0.00001 par value per share, 324,378 shares of Seed 2 Preferred Stock at $0.00001 par value per share, and 2,000,000 shares of Seed 3 Preferred Stock at $0.00001 par value per share.

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

PURACLENZ LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Puraclenz LLC
Old Greenwich, Connecticut

We have reviewed the accompanying financial statements of Puraclenz LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 14, 2022
Los Angeles, California

PURACLENZ LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 63,487	$ 268,991
Acccount receivables, net	43,078	-
Inventory	927,071	63,000
Total current assets	**1,033,636**	**331,991**
Property and Equipment, net	319,892	205,015
Intangible assets	1,408,039	1,512,689
Total assets	**$ 2,761,568**	**$ 2,049,694**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 161,600	$ 38,509
Current Portion of Promissory Note and Loans	949,820	2,196,843
Other current liabilities	114,044	12,390
Total current liabilities	**1,225,464**	**2,247,742**
Total liabilities	**1,225,464**	**2,247,742**
MEMBERS' EQUITY		
Members' equity	1,536,103	(198,048)
Total members' equity	**1,536,103**	**(198,048)**
Total liabilities and members' equity	**$ 2,761,568**	**$ 2,049,694**

See accompanying notes to financial statements.

PURACLENZ LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 595,844	$ -
Cost of goods sold	294,504	-
Gross profit	301,340	-
Operating expenses		
General and administrative	1,111,624	194,335
Research and development	105,709	-
Sales and marketing	279,415	-
Total operating expenses	1,496,748	194,335
Operating income/(loss)	(1,195,408)	(194,335)
Interest expense	117,600	9,619
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,313,008)	(203,954)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,313,008)**	**$ (203,954)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—June 25, 2020	**$**	**-**
Shared-based compensation		5,906
Net income/(loss)		(203,954)
Balance—December 31, 2020	**$**	**(198,048)**
Capital contribution		817,602
Debt to Equity Conversion		2,196,843
Shared-based compensation		32,715
Net income/(loss)		(1,313,008)
Balance—December 31, 2021	**$**	**1,536,103**

See accompanying notes to financial statements.

PURACLENZ LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,313,008)	$	(203,954)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		32,715		5,906
Depreciation of property		62,126		1,728
Amortization of intangible assets		211,886		2,364
Changes in operating assets and liabilities:				
Acount receivables		(43,078)		-
Inventory		(864,071)		(63,000)
Account Payables		123,091		38,509
Other current liabilities		101,654		12,390
Net cash provided/(used) by operating activities		**(1,688,685)**		**(206,057)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(177,004)		(206,743)
Purchases of intangible assets		(107,237)		(1,515,052)
Net cash provided/(used) in investing activities		**(284,241)**		**(1,721,795)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		817,602		-
Borrowing on Promissory Note		949,820		2,196,843
Net cash provided/(used) by financing activities		**1,767,422**		**2,196,843**
Change in cash		(205,504)		268,991
Cash—beginning of year		268,991		-
Cash—end of year	**$**	**63,487**	**$**	**268,991**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	117,600	$	9,619
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Puraclenz LLC was formed on June 25, 2020, in the state of Delaware. The financial statements of Puraclenz LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Old Greenwich, Connecticut.

Puraclenz is the next generation of indoor air purification. Puraclenz uses an internal UV light that reflects onto a patented titanium catalyst to generate an extraordinarily high density of positive and negatively charged ions that cling to and actively deactivate pathogens midair and on exposed surfaces.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits. As of December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $18,991.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, semi-finished goods and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
R&D equipment	5 years
Computer	5 years
Tooling	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include software development, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products to customers.

Cost of sales

Costs of goods sold include the manufacturing costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020, amounted to $279,415 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 14, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Raw materials	$ 53,377	
Semi-finished goods	134,796	63,000
Finished goods	738,898	
Total Inventory	**$ 927,071**	**$ 63,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Tax Payable	$ 4,483	$ 790
Wages Payable	9,715.09	5,600.07
Commission Payable	4,591.08	
Royalties Payable	25,342.12	
Consulting Fees Payable	69,912.50	6,000.00
Total Other Current Liabilities	**$ 114,044**	**$ 12,390**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Equipment	$	35,566	$	25,000
R&D equipment		162,384		153,043
Computer		28,700		28,700
Tooling		157,097		-
Property and Equipment, at Cost		**383,747**		**206,743**
Accumulated depreciation		(63,854)		(1,728)
Property and Equipment, Net	**$**	**319,892**	**$**	**205,015**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $62,126 and $1,728, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Patents	$	1,594,539		1,515,052
Capitalized Software		27,750.00		
Intangible assets, at cost		**1,622,289**		**1,515,052**
Accumulated amortization		(214,250)		(2,364)
Intangible assets, Net	**$**	**1,408,039**	**$**	**1,512,689**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 was in the amount of $211,886 and $2,364, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(211,886)
2023		(211,886)
2024		(211,886)
2025		(211,886)
Thereafter		(560,495)
Total	**$**	**(1,408,039)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Christopher Dooley	22.0%
Wendell Minnick	21.1%
Others	56.9%
TOTAL	**100.0%**

8. UNITBASED COMPENSATION

During 2021 and 2020, the Company granted stock and option which are separately included in employment or consulting agreements, and not the part of the unit option plan. The option and restricted stock exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at June 25, 2020	-	$	-	-
Granted	-			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	-	$	-	-
Exercisable Options at December 31, 2020	-	$	-	-
Granted	3,129	$	0.58	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	3,129	$	-	9.85
Exercisable Options at December 31, 2021	3,129	$	-	9.85

Unit option expenses for the years ended December 31, 2021, and December 31, 2020 were $223 and $0, respectively.

Restricted Unit

A summary of the Company's restricted unit activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at June 25, 2020	-	$	-	-
Granted	-			
Vested	166,805	$	0.58	
Forfeited	-			3.83
Outstanding at December 31, 2020	-	$	0.58	
Granted	2,244	$	0.58	
Vested	-			
Forfeited	-			
Outstanding at December 31, 2021	2,244	$	0.58	2.83

The fair value of the restricted unit awards were estimated at the date of the grant. The grant date fair value is the unit price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2021, and December 31, 2020, was $32,492 and $5,906, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Conversion date	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Seed 2 Secured Promissory Note	$ 858,395	8.00%	2021		1.10.2022	$ 18,101	$ 18,101	$ 869,970	$ -	$ 869,970					
Seed 1 Secured Promissory Note	$ 75,000	8.00%	11/26/2021		01.12.2021	$ 4,849	$ 4,849	$ 79,849		$ 79,849					
Seed 1 Secured Promissory Note - Converted into equity	$ 905,000	8.00%	2020	11/30/2021							$ 10,238	$ 10,238	$ 889,619		$ 889,619
Promissory Note - Pre-Seed	$1,307,224	8.00%	Converted into equity in 2021								$ 104,578	$ 104,578	$ 1,307,224		$ 1,307,224
Total	$3,145,619					**$ 22,950**	**$ 22,950**	**$ 949,820**	**$ -**	**$ 949,820**	**$ 114,816**	**$ 114,816**	**$ 2,196,843**	**$ -**	**$ 2,196,843**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 949,820
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 949,820**

10. RELATED PARTY

Product Spring LLC, owned by Christopher Dooley (CEO and Co-Founder of Puraclenz LLC) loaned money to Puraclenz LLC totaling $342,995.66. Puraclenz LLC has repaid Product Spring $2,995.66 a portion of this loan bringing the total amount due product spring to $340,000. To settle this Loan amount due, the following transactions have occurred:

- Product Spring is now a Seed-2 noteholder in the amount of $300,000. As part of the Class D (Seed-2) Noteholder offering, Product Spring received Class D Preferred Stock Warrants at the same offering terms as the other Class D Noteholders.

- Christopher Dooley became a Seed-2 member with a capital contribution of $40,000 to receive Class D preferred stock at the same terms as the other Class D shareholders.

Puraclenz LLC and Puraclenz Holdings, Inc. have made no loans to any related companies or owners

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 19, 2022, the date the financial statements were available to be issued.

Effective January 1, 2022, Puraclenz LLC will have a corporate reorganization in preparation for a Regulation Crowd Funding ("Reg CF"). This corporate reorganization will include the following:

- Puraclenz Holdings, Inc was formed on December 29, 2021. It has no financials and no activity. It was formed to become a Top Corporation for Puraclenz LLC.
- Puraclenz LLC will be reorganized to become a single member LLC with Puraclenz Holdings, Inc. as its only member.
- All Puraclenz LLC investors will become shareholders of Puraclenz Holdings, Inc.
- During the Reg CF offering through StartEngine, all new investors and current stakeholders of Puraclenz LLC including founders will become shareholders of Puraclenz Holdings, Inc.
- Puraclenz LLC will continue to be the operating entity as a subsidiary of Puraclenz Holdings, Inc.

The Reg CF offering will launch in early February 2022, whereby Puraclenz Holdings, Inc will issue equity valued at up to $1.07 million using a pre-money valuation to be determined later.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,195,408, an operating cash flow loss of $1,688,685 and liquid assets in cash of $63,487, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Puraclenz

Welcome to the Future of Clean.


puraclenz
Welcome to the future of clean.

Website | Old Greenwich, CT | HEALTH TECH | CLEAN TECHNOLOGY

Goodbye, viruses and mold. Hello to the future of clean. Puraclenz cleans indoor air and exposed surfaces in homes and businesses at the source. Our revolutionary, certified ozone-free PCO technology continuously deactivates dangerous pathogens, including mold spores, viruses, bacteria, fungal allergens, and odors. We're a revenue-generating, air purification manufacturer and marketing company addressing the $11.6 billion interior air purification market.

$113,742 raised

55 Investors	$29.7M Valuation
$8.00 Price per Share	$248.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- Revolutionary, Low Cost, and Patented Products - Our scientifically proven technology automatically destroys dangerous pathogens mid-air and on surfaces at the source
- Massive, Flourishing Market - Puraclenz already has thousands of installations in the $11.6 billion air purification market projected to grow at a 10% CAGR
- Experienced and Passionate Team - Previously generated millions in revenue and developed over 20 patent-to-market products

Puraclenz Holdings, Inc. is the parent corporation of Puraclenz LLC, which is a wholly-owned subsidiary. Puraclenz LLC is the operating entity that was formed on June 25, 2020. The Company later formed Puraclenz Holdings, Inc. on December 29, 2021. All investors in this Reg CF offering will become shareholders of Puraclenz Holdings, Inc., which will be the sole member of Puraclenz LLC. The funds raised from this Reg CF offering and received by Puraclenz Holdings, Inc. will flow to Puraclenz LLC on an as-needed basis.

OVERVIEW

An air purifier redefining the standard of "clean air"

We're not just another air purifier. Standard air cleaners only trap pathogens that pass through their filter... But us? We clean indoor air and surfaces at the source – destroying viruses, mold and bacteria - what we believe is the premier practice to clean air in today's world.


Proven effective.
FDA compliant Aerosol Research and Engineering Laboratories in Olathe, Kansas performed aerosol tests using a Puraclenz P3000 unit in a large 16m³ chamber.
Viruses
99.4% effective
Bacteria
99.7% effective
Mold
95.1% effective

Rewards

Get rewarded for investing more into Puraclenz:

$248+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
Invest $500+: Receive 30% off first purchase (up to $150 retail value)

$1,000+
Investment
Tier 2
Invest $1,000+: Receive 1 FREE P750 Purifier ($299 retail value)

$5,000+
Investment
Tier 3
Invest $5,000+: Receive 5% bonus shares + Receive 2 FREE Purifiers of your choice (up to $999 retail value)

$10,000+
Investment
Tier 4
Invest $10,000+: Receive 7% bonus shares + Receive 3 FREE Purifiers of your choice (up to $1,499 retail value)

$25,000+
Investment
Tier 5
Invest $25,000+: Receive 10% bonus shares + Receive 4 FREE Purifiers of your choice (up to $1,999 retail value)

Puraclenz provides continuous cleaning coverage with very low energy consumption and a 99% effective rate in eliminating airborne viruses and bacteria. We go beyond the limitations of current ionic purifiers. Our products generate no fumes or harmful chemicals and are certified ozone-free.

With a Puraclenz device, you're treated like one of NASA's esteemed astronauts. We use an evolved form of the same technology (photocatalytic oxidation) used to provide clean air to astronauts on the International Space Station. Our products clean the air you breathe using IP-protected innovations.

The last two years of the ongoing global health crisis have created a new need. People are seeking a cost-effective and automatic solution to destroy pathogens mid-air and on surfaces.

It's not enough to wear masks and wipe down surfaces anymore. Consumers need a product that raises the bar in technology, design, and price.



We're currently selling five P-Series SKUs throughout North America, with distribution expanding to Europe, India, Southeast Asia, and Japan. In 2022, Puraclenz plans to introduce four new C-Series SKUs that combine our patented Next-Gen PCO technology with True HEPA. The result? What we believe is the most complete air purifier in the market.


Our technology is advanced, but our promise is simple.
Puraclenz gives you cleaner air for a great price.

Model P1500 shown

THE PROBLEM

Pathogens are too powerful for conventional air purifiers

We live in a world where pathogens dangerously disrupt every aspect of life. COVID-19 did and (continues to do) more damage than just getting people sick. Businesses closed. Graduations were canceled. Celebrations ruined. In the U.S. alone, there have been over 60 million Covid cases and over 829,000 Covid related deaths.

All types of pathogens, like viruses, bacteria, and mold, can cause major worldwide health issues. They are responsible for serious illnesses and infections, and even allergic reactions. Every year, 2.8 million bacterial infections occur in the U.S., and more than 35,000 people die. Up to 11% of people in the U.S. get the influenza flu annually. Even 93% of chronic sinus infections are attributed to mold. Excessive concentrations of bacteria, viruses, and molds can trigger asthma episodes for 15 million Americans.

$50,000+
Investment
Tier 6
Invest $50,000+: Receive 15% bonus shares +Receive 6 FREE Purifiers of your choice (up to $2,999 retail value)

$100,000+
Investment
Tier 7
Invest $100,000+: Receive 20% bonus shares + Receive 8 FREE Purifiers of your choice (up to $4,999 retail value)

57.3M
U.S. Covid cases

829K
U.S. Covid related deaths

93%
of chronic sinus infections are due to mold

2.8M
annual U.S. bacterial infections



15 Million
Americans suffer from bacteria, mold, & virus-related asthma attacks

People spend nearly 90% of their time indoors, and indoor air pollution is a top concern of the EPA. Typical indoor air contains two to five times more pollutants than outdoor air.

Standard air purifiers clearly aren't effective enough at destroying these pathogens. HEPA, a standard device, only collects particles that pass through its filter. Then, it uses air changes to clean pathogens in the room.

These air changes take time. Ten to sixty minutes to be exact. By the time the cleaning is finished, people in the space could have already inhaled the pathogens.

HEPA provides incomplete purification.

In the time it takes a standard air purifier to filter pathogens, **there are up to 60 minutes that people can inhale toxic pathogens.**



THE MARKET

$11.6 billion air purification market with a 10% CAGR

Puraclenz is addressing the fast-growing $11.6 billion air purification market. It's estimated to accelerate to [$22.8 billion over the next six years](), with a 10% CAGR.



Geographic segmentation analysis
Market opportunity by geography
2020
$10.67B
2028
$22.8B
North America
Europe
Asia Pacific
Central & South Pacific
Middle East & Africa
Application segmentation analysis
Market opportunity by application
2020
$10.67B
2028
$22.8B
Residential
Commercial
Industrial

Source: Grand View Research

Industry analysts created those market estimates before COVID-19 started. We can only imagine the elevated market potential since the virus took off and developed its growing number of dangerous variants.

Several companies and technologies compete with us in the Interior Air Quality (IAQ) sector. This sector uses various technologies, including UV light-based systems, hydrogen peroxide, negative ionizers, and more.

Most competitors' products are considered "passive" devices, which have serious drawbacks:

- Only treat air that passes through their device
- Less energy-efficient
- Regularly require expensive filters changes
- Do not clean surfaces

Air Cleaner Technology Comparison.

FEATURES:	puraclenz	Conventional HEPA	Induct Bipolar Ionization
Cost per square foot [1]	$0.25-0.73	$1.00+	$2.00+
99% effective against viruses & bacteria mid-air [2]	✓	✗	✗
Proven to stop mold growth [2]	✓	✗	✓
Proactively purifies air at the source	✓	✗	✓
Cleans surfaces	✓	✗	✓
Certified safe to use around children & pets [3]	✓	✓	✗
Continuous 24/7	✓	✓	✗
Easy to install, just plug it in	✓	✓	✗
Fast to change maintenance parts	✓	✗	✗

[1] Total installed & 4 year operation cost for 750 sq ft or larger coverage areas.
[2] Based on laboratory tests performed with a P3000 unit. Test results available at Puraclenz.com
[3] Certified zero ozone & scientifically proven to not create VOC byproducts & ultrafine particles.

There is a large price range for air purification. UV robots can cost $125,000 and small HEPA products cost $99.99. Our tech exceeds both competing capabilities at a price range between $299 and $499.

Our proprietary technology offers a unique market opportunity for powerful, low-cost, and certified safe air. We believe Puraclenz is the lowest cost professional-grade system.

The company's patent portfolio protects the advanced PCO design. We have four issued patents and six other pending patents. Plus our mass production process uses trade secrets that allow our purifiers to produce an extraordinarily high density of ions providing an unprecedented competitive advantage in the marketplace.

Patents.

Patents are issued in the USA, China, Japan and Macau.
Pending patents have been filed in UAE, India, Canada, South Korea and for the European Patent Organization.



THE SOLUTION

Complete air purification through small, inexpensive devices

Puraclenz provides continuous cleaning coverage in large areas with low energy consumption. And it's easy too. Just plug in the unit, run continuously, and breathe easy knowing any pathogens are being destroyed at the source.


Ions are dispersed in 360°
PCO cell creates ions
Pre-filter removes large particles
360° air intake

We believe Puraclenz is the next generation of indoor air purification. Our devices use internal UV light that reflects onto a patented titanium catalyst, generating an extraordinarily high density of positive and negatively charged ions. These ions are the heroes–– they cling to and deactivate the pathogens mid-air and on exposed surfaces.

We now sell three purifier models that clean 750, 1,500, or 3,000 square feet areas. Since Puraclenz generates no fumes or harmful chemicals and is certified ozone-free, it's safe to use around children and pets. Our lab studies also show, when Puraclenz is used in a room, it overwhelmingly halts the growth of mold.

Commercial product line.



P750



P1500



P3000



3,000 sqft
1,500 sqft
750 sqft

Puraclenz develops, manufactures, and markets its proprietary air purification products to businesses and consumers worldwide. In the U.S., we manage all marketing, sales, and customer support activities directly. We currently sell through three distribution channels.

PCO technology has been safely purifying the air and exposed surfaces for over 40 years. We advanced the power and safety of this technology with our patented cell design. Puraclenz's design generates an extraordinarily high density of pathogen-destroying ions without producing any harmful by-products. Hand-cleaning or HEPA filters don't cut it. Our design kills the pollutants they miss.



puraclenz
Proactively destroys pathogens mid-air & on surfaces, 24/7.
Creates no harmful by-products
Produces no ozone
Reduces use of toxic & expensive chemical cleaners

WHY INVEST

Scientifically proven products with over $700,000 revenue and international distribution

Our numbers speak for themselves. Since we launched in May 2021, Puraclenz has already generated over $700,000 in revenue with thousands of installations. Many universities, luxury hotels, schools, fitness centers, grocery stores, and small businesses nationwide are using Puraclenz to clean their air and surfaces.



2021-2022 Monthly Revenue
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Distributor Sell In Begins
Direct to Customer Sales Begin
March
April
May
June
July
August
September
October
November
December 2021
January 2022
Total Revenue
E-Commerce

**Revenue of the company's subsidiary, Puraclenz, LLC.*

We currently sell five SKUs through four distribution channels in the U.S., Canada, and Mexico. In the U.S., Puraclenz sells air purification equipment direct to home, business customers from Puraclenz.com, and in bulk through its team of sales reps and network of distributors. We have master distributor agreements for Canada and Mexico.

Puraclenz has an aggressive five-year growth plan to address this accelerating market. We hope to see annual revenues of $200 million at the end.


This plan uses three key expansion deliverables:
..puraclenz
1 Develop additional cutting edge purifier products
2 Rapidly grow our worldwide distribution channels
3 Provide real time data to our customers

In 2022, Puraclenz plans to introduce four more SKUs and expand worldwide distribution to Europe, Japan, India, Southeast Asia, and the Middle East.

We project that U.S. distribution will also expand in the next two years. In 2022, Puraclenz hopes to expand distribution to online marketplaces like Amazon, Walmart.com, Rakuten, and Houzz. In 2023 and 2024, we aim that our products will be sold in home retail stores, such as Best Buy, Target, Bed Bath Beyond, Home Depot, Lowes, and more.



Global concerns of viral spread are growing. Every business and household needs better air purification. Our devices are scientifically proven to proactively reduce viruses mid-air and on exposed surfaces.

We believe Puraclenz's geographic, application, and technology segmentation offers a large growth potential in the air purification market. Our products are backed by a strong and experienced management team and protected by a global patent portfolio.

This is your chance to participate in a market opportunity with disruptive technology. We've created a low-cost product that efficiently addresses what we feel is the biggest global health crisis in over 100 years. It feels good knowing we're making a difference.

We're so proud of our success with Puraclenz in just one year. Your investment will push us closer to our ambitious expansion goals in the years to come. Let's protect people from pathogens and help them breathe easily. Join us!

In the Press

SHOW MORE

Meet Our Team



Chris Dooley

CEO, Director & Co-Founder

Chris Dooley leads Puraclenz operations, product development, sales, marketing, finance and manufacturing. He is also a member of the company's board of directors.

Chris is an accomplished senior executive, entrepreneur, and consultant with more than 25 years of success in SMART consumer product industries. He has held leadership positions with Marvel's toy division, Product Spring, Online Devices and iRobot. Chris led operations, U.S. sales, and marketing for iRobot's Roomba launch and later established Roomba's international distribution network in Europe, Canada, Russia, Korea, Japan, and Greater China. Chris is successful serial entrepreneur who has founded 5 startups, invented over 80 consumer products and 15 issued patents.

Chris has a Bachelor of Science in Mechanical Engineering from Villanova University and an MBA from New York University.



Wendell Minnick

Executive Chairman & Co-Founder

Wendell Minnick co-manages company operations and marketing with Chris Dooley. He also has direct responsibility for investor relations and sales. Wendell is also a member of the company's board of directors.

Wendell has an extensive career as a founder, investor, and manager of early-stage companies in the energy/energy tech, materials science/nanotech, software systems, and direct consumer products industries. He has developed and commercialized advanced ceramic and nano-composite material technologies for military and commercial applications, raising more than $500 million in equity investments. His pre-seed investment in UVAIRx, Inc., enabled the advancement of photocatalytic oxidation (PCO) technology and the securing of a U.S. patent.

Wendell received a bachelor's degree in Business from Principia College and completed MBA studies in International Economics at New York University and the London School of Economics.



Jerrod Keith

Vice President of R&D

Jerrod Keith leads research and efficacy development of all Puraclenz products.

Jerrod spent 10 years as the head of research and development for UVAIRx, Inc., where he was responsible for designing and developing all UVAIRx air purification products. He oversaw UVAIRx products from initial concept design and 3D modeling, to rapid prototyping and patent protection, to design for manufacture and assembly, to product testing. He is the inventor of Puraclenz's reaction core system for the photocatalytic purifiers patent.

Jerrod earned his bachelor's degree in Environmental Design (Architecture) from the University of Colorado Boulder.



Myorr Janha

Consultant - Vice President of Marketing Strategy

Myorr Janha leads Puraclenz's creative and strategic brand development.

Myorr served as the Chief Marketing Officer of Rush Communications and Simmons Design Group. He was responsible for Global Marketing, Corporate Communications and Business Development initiatives. With over 25 years of marketing experience, Myorr successfully managed a variety of brands spanning diverse sectors in entertainment, lifestyle, and philanthropy including: Def Jam Recordings, Def Comedy Jam, Phat Farm, Rush Philanthropic Arts Foundation, Hip Hop Summit Action Network, Def Jam Interactive, Simmons Lathan Media Group and more.

Myorr has a Bachelor of Business Management from St. Paul's College.



Ben Wilkinson

Consultant - Vice President of Digital Marketing

Ben leads brand management, e-commerce and user acquisition for Puraclenz.

Ben started his career at top-tier web companies such as eBay and Overstock.com, where he directed user acquisition marketing campaigns. Ben later consulted for companies specializing in media, fintech (financial services) and e-commerce, ranging from pre-series A start-ups to public companies.

Ben graduated from the David Eccles School of Business at the University of Utah with a Bachelor of Finance.



Cynthia Daniels

Operations Manager

Cynthia Daniels is responsible for planning, organizing, and overseeing the company's logistics, human capital, e-commerce, and accounting processes.

Cynthia comes to Puraclenz from the commercial real estate sector where she worked in cash management and finance.

Cynthia received her BA in International Relations and Economics from Goucher College and completed her MA in International Affairs at The University of Chicago.



Richard Mangi MD, MBA

Chief Medical Advisor

Richard Mangi is the chief medical advisor for Puraclenz.

Richard's practice expertise includes the treatment of allergies, asthma, sinus disease, muscle and joint problems, complicated infections and travel medicine. For over twenty years Richard was Chief of Allergy, Rheumatology and Infectious Disease at the Hospital of Saint Raphael. He has also maintained a private practice in the greater New Haven area since 1974. He is a retired clinical associate professor of medicine at Yale Medical School.

Richard graduated from Cornell University College of Arts and Science and S.U.N.Y. Downstate Medical Center summa cum laude. His post graduate medical training included internship and residency in internal medicine at Yale-New Haven Hospital, staff associate at the National Institutes of Health, National Cancer Institute, and fellowship at Yale Medical School. He also received an M.B.A. with honors from New York University Stern School of Business.

Offering Summary

Company	Puraclenz Holdings, Inc.
Corporate Address	P.O. Box 733, Old Greenwich, CT 06870
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$248.00

Terms

Offering Type	Equity
Security Name	Class E Common Stock
Minimum Number of Shares Offered	1,250
Maximum Number of Shares Offered	133,750
Price per Share	$8.00
Pre-Money Valuation	$29,698,766.62

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family: Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird: Invest within the first week and receive 10% bonus shares.

Early Bird Bonus: Invest within the first 2 weeks and receive 5% bonus shares.

Volume

Invest $500+: Receive 30% off first purchase (up to $150 retail value)

Invest $1,000+: Receive 1 FREE P750 Purifier ($299 retail value)

Invest $5,000+: Receive 5% bonus shares + Receive 2 FREE Purifiers of your choice (up to $999 retail value)

Invest $10,000+: Receive 7% bonus shares + Receive 3 FREE Purifiers of your choice (up to $1,499 retail value)

Invest $25,000+: Receive 10% bonus shares + Receive 4 FREE Purifiers of your choice (up to $1,999 retail value)

Invest $50,000+: Receive 15% bonus shares + Receive 6 FREE Purifiers of your choice (up to $2,999 retail value)

Invest $100,000+: Receive 20% bonus shares + Receive 8 FREE Purifiers of your choice (up to $4,999 retail value)

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Puraclenz Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.00 / share, you will receive 10 additional shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

USA Registered Trademark Granted

7 days ago

Puraclenz is pleased to announce that the United States Patent and Trademark Office

has granted a registered trademark for PURACLENZ

Get info on investing in Puraclenz: www.startengine.com/puraclenz



United States of America
United States Patent and Trademark Office

PURACLENZ

Reg. No. 6,678,214
Registered Mar. 22, 2022
Int. Cl.: 11
Trademark
Principal Register

Puraclenz LLC (DELAWARE LIMITED LIABILITY COMPANY)
New Canaan, CONNECTICUT 06840
CLASS 11: Air purifiers
FIRST USE 7-1-2020; IN COMMERCE 7-1-2020
THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT STYLE, SIZE OR COLOR
SER. NO. 90-636,229, FILED 04-09-2021

This important trademark joins the growing intellectual property portfolio owned by Puraclenz summarized below:

- Utility Patents protecting Puraclenz's proprietary cell design that allows our products to generate the highest density of ozone free, photocatalytic oxidation ions in the marketplace:
  - Issued Patents: USA, Japan, China, Macau (click here for the list)
  - Pending Patents: India, Canada, Korea, UAE, European Patent Organization.
- Pending Design Patents protecting Puraclenz's P-Series outside shape and proprietary Top Cover design: USA, Hague design application for EU, Switzerland, UK, Canada, Korea and Japan.
- Trademarks for PURACLENZ:
  - USA registered trademark
  - Mexico registered trademark
  - Pending Canada trademark
- Trade Secrets – Proprietary coating formulation and manufacturing techniques that provide an unprecedented competitive advantage and ensure Puraclenz remains the most technologically advanced PCO air and surface purification design available in the marketplace.

Invest Now

$87k Purchase Order Received from Canadian Distributor

13 days ago

Canada Sales are Scaling Up. Puraclenz's Canadian master distributor Ogena Solutions has issued a new $87,998 purchase order and also provided a forecast to purchase an additional $280,000 in 2022. Sales in Canada began in January 2022 and Ogena Solutions has made great distribution progress in just several months.

Ogena Solutions. In 2021, Puraclenz entered into an exclusive master distribution agreement with Ogena Solutions to sell our commercial line of products in Canada and to USA Animal Health customers. Ogena Solutions has forged an identity as one of the most respected animal health biosecurity companies in North America and over the last several years has been expanding its knowledge and experience into the human health sector. Following a 'One Health' philosophy, Ogena Solutions offers innovative, state-of-the-art products and technologies that meet the highest standards for efficacy, efficiency, and safety, providing best-in-class solutions for government agencies, corporations, and small businesses throughout the continent.

Get info on investing in Puraclenz: www.startengine.com/puraclenz


Canada Sales are Scaling Up
$87k Purchase Order Received
Additional $280k Forecasted in 2022

Invest Now

Insider Investment Notice

20 days ago

Puraclenz has an investment update. Insiders made investments in the amount of $10,496 in the Company's current Reg CF offering. Please refer to the offering materials for further information and refer to the Company's Risk Factors.

New Supply Chain Agreement Saves 25%

21 days ago

As part of the Company's major effort to reduce its cost of goods sold and maintain our lowest professional grade pricing model, Puraclenz is moving mass production of its P-series products to Vietnam.

This will reduce Puraclenz's manufacturing costs by 25% for every P-series product imported into the USA by eliminating the Section 301 tariff and leveraging lower labor costs in Vietnam. Our CEO Chris Dooley has worked with the owners of our new manufacturer for over 20 years. They are a seasoned and trusted supplier to many Fortune 500 companies. The new Manufacturing Agreement was signed on March 25, 2022 and mass production in Vietnam will start before the end of 2022.

Get info on investing in Puraclenz: www.startengine.com/puraclenz


Lowest cost
professional grade system.
Lowest installed and 4-year total operation cost.
Works automatically to clean exposed surfaces.
Low carbon footprint (15W energy consumption).
Easy to install, just plug it in.
Fast and simple to change maintenance parts.
puraclenz
Cost per Square Foot
(4-year total operation cost)
puraclenz
P3000 $0.27
P1500 $0.48
P750 $0.80
Commercial Grade Portable HEPA
Low $1
High $3
Bipolar Ionization
Low $2
High $3

Invest Now

Cumulative Revenue Reaches $885k and 3 New Distributors Signed

26 days ago

Puraclenz continues its strong revenue growth. Puraclenz's cumulative booked revenue is now over $885,000 including purchase orders received. The Company currently sells 5 SKU's through 4 channels of distribution in the USA, Canada and Mexico. In the USA, Puraclenz sells air purification equipment direct to home and business customers from Puraclenz.com, and in bulk through its team of sales reps and network of distributors.

Puraclenz's network of authorized distributors is expanding. In the past month, Puraclenz has signed distribution agreements with 3 new distributors in California, North Carolina and Florida who are selling our products to their commercial clients including health care practitioners, municipal government agencies, non-profit organizations, and office space.

Get info on investing in Puraclenz: www.startengine.com/puraclenz


$885k Cumulative
Revenue Reached

Invest Now

We've reached the $100k Milestone

about 1 month ago

Our entire team is grateful for the tremendous support to all who have invested in our company thus far! There has been incredible momentum behind the campaign and at the moment of this message we have raised over $100k in investments in just over 1 week!


$100k Milestone Reached

We will be posting updates here at least once per week to keep you apprised of all of the exciting new developments. You can also join the mailing list on our website and stay in touch on Facebook and Instagram.

INVEST NOW

Puraclenz is proven 95% effective against dangerous bacteria on surfaces

about 1 month ago

New laboratory test results are in! A laboratory report will be issued showing how Puraclenz technology outperforms ordinary HEPA competitors.

World renown laboratory Eurofins in France conducted a surface test following EN 17272 standards that show a Puraclenz P3000 unit reduced Staphylococcus aureus bacteria by 95% inside a large 34.5 cubic meter test chamber. Staphylococcus aureus is an FDA recognized surrogate for MRSA, Strep Pnuemoniae and Strep Pyogenes that cause deadly infections. Plates with the live bacteria were placed over 10 feet away from the P3000 device during this test and the Puraclenz unit remotely reduced the pathogen by 95% over an 8 hour period. Ordinary air purifiers cannot destroy pathogens on surfaces like Puraclenz.



INVEST NOW

END OF UPDATES

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Dave H. a month ago Pinned by Company

My company (www.ogenasolutions.com) has been focused in the biosecurity space for over 17 years and is a well respected provider of biosecurity supplies, protocols and training in animal health. Three years ago we found the people at Puraclenz, have invested in them, and have the following thoughts on HEPA:

Although HEPA filters are very good they're definitely not as effective as people are led to believe. Most believe that HEPA filters remove 99.97% of bacteria in an entire room, when in fact that rating is only a measurement of what comes out of the clean side of the filter.

The reality is that the 99.97% rating is NOT what a HEPA filter will do for all the air in an average room. If the room is specifically designed for the use of HEPA filters, such as a surgical suite in a hospital where everything, the heating/cooling system, the shape of the room, the placement of the equipment, everything, is designed to ensure that ALL of the air in the room goes through the HEPA filter about 12-20 times/hour, THEN you may achieve 99.97% for the entire room.

Unfortunately the spaces we live and work in are not designed for HEPA and do not have anywhere near that number of air changes per hour of all the air in a room (average heating/cooling systems provide 1-2 ACH), and depending on the size of the HEPA system you may get up to 6 ACH.

According to ASHRAE (https://www.ashrae.org/), the organization that develops the indoor air quality standards used by the EPA, a properly sized HEPA system placed in the average indoor space will only capture about 50% of the 'particulate' matter (not specifically viruses or bacteria) in the room. To me, this is why we need more, why despite all the measures we take diseases still spread.

The EPA has labelled PCO as an 'emerging technology' because although it's been known to be very effective at killing viruses, bacteria and mold, the thing that's held it back from widespread use is that PCO devices have generated unsafe levels of ozone and shouldn't be used around people and animals. The Puraclenz invention is that they've found a way to create a system that increases the level of ions in the air without the use or development of ozone (All Puraclenz systems passed the UL2998 certification test for being an ozone free device). To us, this is one of the biggest breakthrough's in air purification technology in decades, and the bonus is that the ions work on surfaces as well.

1 View 1 reply

Michael N. 5 INVESTMENTS 10 days ago

What's your rational for defending a 1.3 mil loss in your latest fiscal year and a 30 mil valuation? Talk to me about the companies growth rates that will hopefully accompany a 30 mil valuation. Lastly, Puraclenz's don't have filters/don't need to be changed, and if so, is this because of the technology within the devices themselves?

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Richard M. 18 days ago

I've was fortunate to have an opportunity to review Puraclenz scientific data. It's an extremely impressive advance on all the other air filters on the market. Not only am I an investor, but I also recommend Puraclenz to my patients, particularly those with mold contamination in their home. Moreover, I have a unit in my office to help protect my patients, my staff and myself from Covid-19, influenza and common cold viruses.
Richard M., M.D.

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Christian C. 19 days ago

This tech works plain and simple. Me and eight other friends are hooked based on researching the science and testing it out. My trainer uses two to clean his gym. I'm not an experienced investor but Ive not seen anything like this on the market. It's a game changer for small business that can't afford the upgrades to their HVAC. My son gets sick every week in daycare. I'm installing one at his school as we speak. Corona is here to stay so we need state of the art filtration to combat the reality. In my opinion this company needs the push to get over the edge of others who only care about design and marketing.

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Kumar V. 1 INVESTMENT 23 days ago

The product is very interesting. Can you please mention the current monthly revenues(appx 100k?) and monthly run rate(expenses). How many months of runway would you have?

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Michael N. 5 INVESTMENTS a month ago

Interested and curious because air purifiers work. More homes/businesses/etc could really benefit from air purification systems for many reason, but why is puraclenz better? Is the proven effectiveness better with puraclenz versus competitors? i.e. you say 99% over 99% for viruses and bacteria's and 95% for mold. Why is mold 95% efficacy as opposed to 99%? Do air purifiers on the market not treat/protect against pathogens? If they do, then who are your top competitors on the market? If pco technology has been around for many years, how are you doing it better/what's unique about puraclenz? Don't mean to be repetitive, but looking for a comprehensive answer. Thanks.

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James B. 23 INVESTMENTS a month ago

Hello Puraclenz team. The monthly revenue chart is very impressive. Can you provide an estimate for revenue in February?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, I am Chris Dooley, CEO & Co-Founder of Puraclenz. Welcome to the future of clean. Puraclenz is the next generation of indoor air purification.

Prior to co-founding Puraclenz, I was an entrepreneur who founded five start-ups, invented over 80 consumer products, and 15 issued patents. I held senior leadership positions at Marvel's Toy division and iRobot where I directed the Roomba launch.

Long before the global pandemic, our team developed, patented, and verified in multiple independent lab tests a new and extraordinarily powerful, low-priced air purification product for the home and workplace.

Puraclenz uses an internal UV light that reflects onto a patented titanium catalyst to generate an extraordinarily high density of positive and negatively charged ions that cling to and actively deactivate dangerous pathogens mid-air and on exposed surfaces.

Puraclenz has been proven to be over 99% effective against airborne viruses and bacteria including the MS2 virus, an FDA-recognized proxy virus of SARS-CoV-2, the virus that caused Covid-19.

Our laboratory studies also show when Puraclenz is used in a room, it overwhelmingly halts the growth of mold.

Puraclenz is certified ozone free, does not generate harmful chemicals, and is safe to use around children and pets.

Puraclenz is already selling products in the huge and fast-growing $11.6 billion air purification market.

Since we launched in May 2021, Puraclenz has already generated over $600,000 in revenue with thousands of installations. Many universities, luxury hotels, schools, fitness centers, grocery stores, and small businesses nationwide are using Puraclenz to clean their air and surfaces. The Company currently sells 5 SKUs through 4 channels of distribution in the USA, Canada, and Mexico. In the USA, Puraclenz sells air purification equipment direct to home and business customers from Puraclenz.com and in bulk through its team of sales reps and network of distributors.

In 2022, Puraclenz plans to introduce 4 more SKUs that combine our patented Next-Gen PCO technology with True HEPA to create the most complete air and surface purifier in the market.

Our whole team would like to thank you for your interest in investing in Puraclenz and "Welcome to the future of Clean."

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PURACLENZ HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF FEBRUARY, A.D. 2022, AT 6:52 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6503916 8100
SR# 20220679834

Authentication: 202749679
Date: 02-23-22

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PURACLENZ HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Puraclenz Holdings, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY AS FOLLOWS:

1. That the name of this corporation is Puraclenz Holdings, Inc., and that this corporation was originally incorporated pursuant to the DGCL on December 29, 2021.

2. This Amended and Restated Certificate of Incorporation of this Corporation was duly adopted by unanimous written consent of the board of directors ("Board of Directors") of the Corporation and the stockholders of the Corporation in accordance with Sections 242 and 245 of the DGCL and by unanimous written consent of the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL, and this Amended and Restated Certificate of Incorporation amends and restates in its entirety the Certificate of Incorporation of this Corporation to read as follows:

FIRST: The name of this corporation is Puraclenz Holdings, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of stock ("**Capital Stock**") which the Corporation shall have authority to issue is 8,969,877:

(i) 958,200 shares of Class A Voting Common Stock, $0.00001 par value per share ("**Class A Common Stock**");

(ii) 2,000,000 shares of Class B Non-Voting Common Stock, $0.00001 par value per share ("**Class B Common Stock**");

(iii) 2,000,000 shares of Class C Non-Voting Common Stock, $0.00001 par value per share ("**Class C Common Stock**");

(iv) 798,711 shares of Pre-Seed Preferred Stock, $0.00001 par value per share (**"Pre-Seed Preferred Stock"**);

(v) 888,588 shares of Seed 1 Preferred Stock, $0.00001 par value per share (**"Seed 1 Preferred Stock"**);

(vi) 324,378 shares of Seed 2 Preferred Stock, $0.00001 par value per share (**"Seed 2 Preferred Stock"**); and

(vii) 2,000,000 shares of Seed 3 Preferred Stock, $0.00001 par value per share (**"Seed 3 Preferred Stock"**).

Pre-Seed Preferred Stock, Seed 1 Preferred Stock, Seed 2 Preferred Stock, Seed 3 Preferred Stock, and any subsequent series of Preferred Stock issuable pursuant to a certificate of designation shall be referred collectively as **"Preferred Stock"**.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. CLASS A VOTING COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Class A Common Stock (**"Class A Common Holders"**) are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. Class A Common Holders are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Class A Common Holders representing a majority of the votes represented by all Class A Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL. Class A Common Holders are the sole stockholders entitled to vote (i) for an election or (ii) for removal without Cause (defined below) of a director of the Corporation. Removal of a director for Cause shall be permitted solely as follows:

(X) the vote of the remaining Director(s) if any, provided such remaining Director demonstrates Cause; or

(Y) if there are no remaining Directors other than the Director for whom removal for Cause is sought, upon an affirmative vote of (i) Class A Common Holders representing a majority of the votes represented by all Class A Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and (ii) holders representing 80% of all the issued and outstanding capital stock entitled to vote, voting as a single class, voting for removal for Cause.

(Z) For purposes hereof, "Cause" means:

(i) the inability of the individual to perform substantial activity because of an identifiable physical or mental impairment that is ongoing for at least six (6) months and is expected to be of a long and indefinite duration as provided by at least two (2) licensed medical doctors' opinions by doctors selected by the remaining Director (if any), or if there is no remaining Director, then such doctors shall be selected by the affirmative vote of (I) holders of a majority of the Class A Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and (II) holders representing 80% of all the issued and outstanding capital stock entitled to vote, voting as a single class; or

(ii) Proof by a preponderance of the evidence, as determined by the remaining Director (if any), or if there is no remaining Director, then by the affirmative vote of holders of a majority of the Class A Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and holders representing 80% of all the issued and outstanding capital stock entitled to vote, voting as a single class, that the Director sought to be removed has not acted in good faith with respect to the Corporation, or has engaged in conduct that constitutes fraud, gross negligence or willful misconduct with respect to the Corporation, or in the case of criminal conduct (other than a misdemeanor) with respect to the Corporation, did not believe his or her conduct was lawful.

3. Other Rights. Subject to the rights of holders of any series of outstanding Preferred Stock, Class A Common Holders shall have equal rights of participation in the dividends and other distributions in cash, stock, or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary.

B. CLASS B NON-VOTING COMMON STOCK

1. General. The dividend and liquidation rights of the holders of the Class B Common Stock ("**Class B Common Holders**") are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. No Voting Rights. Class B Common Stock shall be non-voting stock, and the Class B Common Holders shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law or as contemplated in this Section B.2. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Class A Common Holders representing a majority of the votes represented by all Class A Common Stock of the Corporation voting as a separate class and the affirmative vote of the Class B Common Holders representing a majority of the votes represented by all Class B Common Stock of the Corporation voting as a separate class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Other Rights. Subject to the rights of holders of any series of outstanding Preferred Stock, Class B Common Holders shall have equal rights of participation on a pro rata basis in the dividends and other distributions in cash, stock, or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights (subject to the prior rights of any series of outstanding Preferred Stock) to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary.

C. CLASS C NON-VOTING COMMON STOCK

1. General. The dividend and liquidation rights of the holders of the Class C Common Stock ("**Class C Common Holders**") are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. Class C Non-Voting Common Stock shall be issued only to qualified employees and consultants of Corporation.

2. No Voting Rights. Class C Common Stock shall be non-voting stock, and the Class C Common Holders shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law or as contemplated in this Section C.2. The number of authorized shares of Class C Common Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the Class A Common Holders representing a majority of the votes represented by all Class A Common Stock of the Corporation voting as a separate class and the affirmative vote of the Class C Common Holders representing a majority of the votes represented by all Class C Common Stock of the Corporation voting as a separate class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Other Rights. Subject to the rights of holders of any series of outstanding Preferred Stock and subject to the terms and conditions set forth in applicable stock option plan, stock option agreement, stock restriction agreement, or other similar agreement, Class C Common Holders shall have equal rights of participation in the dividends and other distributions in cash, stock, or property of the Corporation when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary.

D. PREFERRED STOCK

1. General. There are four (4) series of Preferred Stock: Pre-Seed Preferred Stock, Seed 1 Preferred Stock, Seed 2 Preferred Stock and Seed 3 Preferred Stock.

The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more additional series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, the redemption at such time or times and at such price or prices, the conversion into, or rights to exchange such shares for, any other classes of stock at such conversion prices or rates of exchange, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

2. Voting Rights. Except as provided in this Amended and Restated Certificate of Incorporation to the contrary, including, without limitations, in Article Fifth Section B, Holders of Pre-Seed Preferred Stock, Seed 1 Preferred Stock, and Seed 2 Preferred Stock are entitled to one (1) vote for each share of Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings) where such shares are entitled to vote. The holders of the Pre-Seed Preferred Stock, Seed 1 Preferred Stock, and Seed 2 Preferred Stock shall not have cumulative voting rights.

E. DIVIDENDS, LIQUIDATION, CONVERSION.

1. Dividends.

(i) The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock, Seed 1 Preferred Stock or Pre-Seed Preferred Stock (other than dividends on shares of Common Stock payable in shares of Common Stock or dividends on shares of Preferred Stock payable in shares of Preferred Stock), unless and until the Corporation has declared and paid, cumulatively, dividends to each Seed 2 Holder equal to the product of (a) the number of shares of Seed 2 Preferred Stock held by such Seed 2 Holder, (b) the Original Issue Price (as defined below) applicable to such Seed 2 Holder, and (c) the Applicable Distribution Preference Factor (defined below) of 1.0;

(ii) The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock or Pre-Seed Preferred Stock (other than dividends on shares of Common Stock payable in shares of Common Stock or dividends on shares of Preferred Stock payable in shares of Preferred Stock), unless and until the Corporation has declared and paid, cumulatively, (X) dividends as noted in subclause (i) above and (Y) dividends to each Seed 1 Holder equal to the product of (a) the number of shares of Seed 1 Preferred Stock held by such Seed 1 Holder, (b) the Original Issue Price, and (c) the Applicable Distribution Preference Factor of 1.5; and

(iii) The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock), unless and until the Corporation has declared and paid, cumulatively, (X) the dividends noted in subclauses (i) and (ii) above and (Y) dividends to each Pre-Seed Holder equal to the product of (a) the number of shares of Pre-Seed Preferred Stock held by such Pre-Seed Holder, (b) the Original Issue Price, and (c) the Applicable Distribution Preference Factor of 1.5.

The "**Applicable Distribution Preference Factor**" shall mean, with respect to Seed 2 Preferred Stock, one (1); with respect to Seed 1 Preferred Stock, one and one half (1.5); and with respect to Pre-Seed Preferred Stock, one and one half (1.5).

The "**Original Issue Price**" shall mean, with respect to each series of Preferred Stock, the initial price per share paid by the respective Preferred Stock holders for such Preferred Stock holder's Seed 2 Preferred Stock, Seed 1 Preferred Stock or Pre-Seed Preferred Stock, as applicable, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

The Corporation shall not be required to declare or pay any dividends, whether on a cumulative, accrual basis, or otherwise.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, in the following order and priorities:

(i) First, Seed 2 Holders shall receive, on a pro rata basis with respect to all Seed 2 Preferred Stock issued and outstanding, an amount per share equal to the applicable Original Issue Price, less any paid dividends, plus any dividends declared but unpaid thereon;

(ii) Second, out of proceeds remaining after distributions pursuant to Section E.2.1(i), Seed 1 Holders shall receive, on a pro rata basis with respect to all Seed 1 Preferred Stock issued and outstanding, an amount per share equal to the product of (a) the applicable Original Issue Price and (b) the Applicable Distribution Preference Factor of 1.5, less any paid dividends, plus any dividends declare but unpaid thereon; and

(iii) Third, out of proceeds remaining after distributions pursuant to Sections E.2.1(i) and E.2.1 (ii), Pre-Seed Holders shall receive, on a pro rata basis with respect to all Pre-Seed Preferred Stock issued and outstanding, an amount per share equal to the product of (a) the applicable Original Issue Price, and (b) the Applicable Distribution Factor of 1.5, less any paid dividends, plus any dividends declare but unpaid thereon.

The amount payable to each series of Preferred Stock pursuant to the foregoing is hereinafter referred to as the "**Liquidation Amounts**."

The term "**Available Proceeds**" shall refer to consideration received by the Corporation for such Deemed Liquidation Event (defined below) (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of more than 50% of the outstanding shares of Capital Stock entitled to vote (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least sixty (60) days prior to the effective date of any such event:

(a) a merger or consolidation in which the Corporation is a constituent party, except any such merger or consolidation involving the Corporation which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least fifty percent (50%) of the voting power of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, or other conveyance, in a single transaction or series of related transactions, by the Corporation of all or substantially all the assets of the Corporation taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale or other conveyance is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section E.2.3.1(a) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections E.2.1 and E.2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section E.2.3.1(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Section E.2.1 and E.2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section E.2.1 and E.2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section E.2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

2.4 Preferred Stock Protective Provisions. At any time when shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of at least fifty percent (50%) of Capital Stock entitled to vote as a single class given in writing or by vote at a meeting.

2.4.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

2.4.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely and materially affects the powers, preferences or rights of the Preferred Stock issued and outstanding.

3. Mandatory Conversion.

3.1 Trigger Events. Upon the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated by multiplying the Original Issue Price of each class of Preferred Stock by the Applicable Distribution Preference Factor, less the amount of all previously declared and paid dividends for each respective class of Preferred Stock, but in no event less than the Original Issue Price, and the equivalent number of shares of Common Stock based on the Original Issue Price of the Common Stock and (ii) such shares may not be reissued by the Corporation.

3.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section E.3. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section E.3.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section E.3.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of any series of the Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of more than fifty percent (50%) of the shares of such series of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of more than fifty percent (50%) of the shares of such series of Preferred Stock then outstanding.

5. Notices. Any notice required or permitted by the provisions of this Article Fourth

to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH:

A. Super Majority. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, the affirmative vote of both the holders of a majority of Class A Common stock voting as a separate class and at least eighty percent (80%) of the voting power of the shares of the then outstanding voting Capital Stock of the Corporation, voting together as a single class, shall be required to fill a vacancy on the Board of Directors as a result of the death, disability, resignation, or removal of a member of the Board of Directors in accordance with the terms of this of this Amended and Restated Certificate of Incorporation and the Bylaws of the Corporation solely if the Board of Directors has zero (0) members and is fully vacant.

B. Board of Directors Members. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, when the Board of Directors has at least one (1) member, and there is a vacancy on the Board of Directors, such vacancy may be filled by vote of the remaining Director(s) (so long as a quorum of the Board of Directors exists pursuant to the Bylaws of the Corporation) for the remainder for the unexpired term of office due to such vacancy. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, when the Board of Directors has at least one (1) member, the affirmative vote of a majority of the issued and outstanding shares of Class A Common Stock, voting as a separate class, shall be required to elect, at any meeting of the stockholders, change, or add to the members to the Board of Directors. Except as provided in Article Fourth Section A.2 or in Article Fifth Section A, Class A Common Holders shall be the sole and only Capital Stock holders with voting rights to elect or remove a director.

C. Director Quorum. A quorum of the Board of Directors shall consist of one third (1/3) of the total number of directors then in office.

D. Amendment Charter Documents. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation of the Corporation, any amendment, modification or repeal of this Amended and Restated Certificate of Incorporation of the Corporation requires the affirmative vote of (i) a majority of the issued and outstanding shares of Class A Common Stock, voting as a separate class, and (ii) a majority in interest of all issued and outstanding shares of Capital Stock entitled to vote, voting together as a single class. The Corporation's Bylaws are subject to amendment, modification or repeal by the Board of Directors as provided in the Bylaws. In addition, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, the stockholders may make additional by-laws and may adopt, amend, or repeal any by-laws, provided that any amendment, modification or repeal of those by-laws of the Corporation require both (i) the affirmative vote of a majority of the issued and outstanding shares of Class A Common Stock, voting as a separate class, and (ii) a majority in interest of all issued and outstanding shares of all Capital Stock entitled to vote, voting together as a single class.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article Tenth shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article Tenth shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

If the DGCL or any other law of the State of Delaware is now or hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors in any manner more favorable than as set forth in this ARTICLE TENTH, then the liability of a director of the Corporation shall be eliminated or further limited to the fullest extent permitted by the DGCL or other such law as so amended.

ELEVENTH: The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, arbitrative, administrative or investigative (a "**Proceeding**") or any appeal in such a Proceeding, against any and all losses, claims, damages, liabilities, obligations, fines, penalties, judgments, settlements, costs, expenses and disbursements (including, without limitation, fees and expenses of attorneys and other professional advisors), joint or several (or any action, grievance, hearing, investigation, proceeding or suit with respect thereto) (collectively, "**Indemnifiable Losses**") arising out of or based on the fact that (i) such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, manager, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, or (ii) such person was a party in an individual capacity to any document by which any of the transactions to which the Corporation and/or its subsidiaries were a party were effected. The Corporation will promptly reimburse each such Indemnified Person for any Indemnifiable Losses as they are incurred. The obligations of Corporation under this Article Eleventh will not apply to amounts paid in settlement of any such Indemnifiable Losses if such settlement is effected without Corporation's consent (which consent will not be unreasonably withheld).

The indemnification rights provided herein shall continue as to any person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors, and personal and legal representatives; provided, however, that, except for Proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any Indemnified Person (or his or her heirs, executors, and personal and legal representatives) in connection with a Proceeding (or part thereof) initiated by such person unless such Proceeding (or part thereof) was authorized or consented to by the Board of Directors.

The right to indemnification conferred by this Article Eleventh shall include the right to be paid or reimbursed by the Corporation for the expenses (including without limitation reasonable attorneys' costs and fees and the costs and fees of other advisors, if any) incurred in defending or otherwise participating in any Proceeding in advance of its final disposition and without any determination as to the Indemnified Person's ultimate entitlement to indemnification; provided, however, that the payment of such costs, fees and expenses incurred by any such Indemnified Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Corporation of a written affirmation by such Indemnified Person of such Indemnified Person's good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking, by or on behalf of such Indemnified Person, to promptly repay all amounts so advanced if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under this Article Eleventh or otherwise.

The Corporation may, to the extent from time to time authorized by the Board of Directors, provide rights to indemnification and to advancement of expenses to employees, consultants and agents of the Corporation similar to those conferred in this Article Eleventh to directors and officers of the Corporation.

Notwithstanding anything to the contrary contained in this Article Eleventh, no Indemnified Person shall be entitled to indemnification under this Article Eleventh if any such indemnification shall be determined to be contrary to applicable law or if it is determined by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification because it, he or she (i) did not act in good faith or (ii) did not act in a manner that he, she or it reasonably believed to be in the best interests of the Corporation.

If the DGCL or other Delaware law is amended to permit greater rights to indemnification, advancement of expenses or limitation of personal liability than that provided in this Article Eleventh, then the directors and officers shall be granted such greater rights hereunder to the fullest extent permitted by the DGCL or other such law as so amended.

If the indemnification provided in this Article Eleventh is held by a court of competent jurisdiction to be unavailable or invalid, then the Indemnified Person shall be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall require the affirmative vote of a majority of the issued and outstanding shares of Class A Common Stock, voting as a separate class, and a majority in intertest of all issued and outstanding shares of all Preferred stock entitled to vote, and shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

TWELFTH: Unless the Board of Directors consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's certificate of incorporation or bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected, invalidated or impaired thereby.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of February, 2022.

By: Christopher Dooley
Christopher Dooley, President